SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: July 13, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Update
Environment Minister Announces Review Panel

Oakville, Ontario, June 15, 2004 — The federal Minister of the Environment announced Monday, June 14 that he has referred to a public review panel, the assessment of the potential transboundary environmental effects of the proposed high-temperature thermal oxidizer treatment facility to be operated by the Company in Belledune, New Brunswick. The review process is expected to commence following the June 30, 2004 deadline for receipt of comments on the draft terms of reference for the review panel. The Company believes that this review panel assessment will not have any adverse impact on the progress of the new facility in Belledune, New Brunswick.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 146 - 2004 06 15

For Immediate Release

Bennett Environmental Files For Judicial Review

Oakville, Ontario, July 13, 2004 — Bennett Environmental Inc. today filed an application for judicial review in the federal court of Canada challenging the jurisdiction of the federal Minister of the Environment’s decision to refer to a panel review, the assessment of the potential transboundary environmental effects of the proposed high-temperature thermal oxidizer treatment facility to be operated in Belledune, New Brunswick.

On May 20, 2004, the Company welcomed a long-awaited report from the federal Canadian Environment Assessment Agency (CEAA) which confirmed that “there is no reason to conclude that the project (Bennett’s Belledune facility) is likely to cause significant adverse transboundary environmental effects.” The study team was comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada and CEAA. Despite the findings in this report, the federal Minister of the Environment referred to CEAA to undertake a panel review assessing the potential transboundary environmental effects of Bennett’s Belledune facility.

The Company has asked the Federal Court of Canada to review the legal authority of the Minister to make this decision regarding a completed facility, rather than a proposed project. A ruling by the Federal Court is expected by the end of the year and is the most expeditious means to determine the legality and requirement to hold a panel review. The Company believes that this judicial review will have no adverse impact on the progress of the new facility in Belledune, New Brunswick.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 147 - 2004 07 13